Exhibit 99.8

H.J.R. 459

AND

H J R 456



93-399

Reps. Drake, Butler, Morrow, Hamilton, Burke, Harvey

H.J.R. 459

Enrolled, House Joint Resolution,

A RESOLUTION RELATING TO CONSTRUCTION OF THE HUNTSVILLE TOLL BRIDGE AND HIGHWAY PROJECT; APPROVING A PROPOSED PLAN OF FINANCING THE COST OF CONSTRUCTION OF A FORTY-ONE MILE TOLL ROAD AND BRIDGE ACROSS THE TENNESSEE RIVER BY ALABAMA TOLL FACILITIES, INC., A CORPORATION ORGANIZED UNDER THE LAWS OF THE STATE OF ALABAMA; THE LEGISLATURE AGREEING TO ACT AS SPONSOR FOR THE PROJECT; RECOGNIZING THE NEED FOR THE ISSUANCE OF THE CORPORATION'S BONDS TO FINANCE THE PROJECT; ACCEPTING A GRANT OF TITLE TO SUCH FACILITY IN THE NAME OF THE STATE OF ALABAMA UPON RETIREMENT OF THE BONDS TO BE ISSUED PURSUANT TO SUCH PLAN; LIMITING THE SOURCE OF FINANCING TO PRIVATE FUNDS; PROVIDING AN EFFECTIVE DATE.

WHEREAS, the Legislature of the State of Alabama (the "Legislature") recognizes the need to utilize additional financial resources to meet the needs of the State highway, bridge and transportation system, including the use of toll and private financing to create new facilities or improve existing transportation facilities; and

WHEREAS, the Legislature of the State of Alabama is advised by representatives of Alabama Toll Facilities, Inc. (the "Corporation"), that the Corporation is organized and existing under and pursuant to the provisions of the laws of

SJR56

1   construction and equipping of the project and the corporation

2   deems it advisable to borrow money and to issue its Alabama

3   Toll Facilities, Inc., Revenue Bonds (bonds) and to mortgage

4   and pledge as security for the bonds, the corporation's

5   interest in the property comprising the project and the

6   revenues to be derived from the operation of the toll road;

7   and

8   WHEREAS, it is the intention of the Legislature that

9   the project be financed by the corporation without the use or

10   pledge of any State of Alabama funds or federal funds; now

11   therefore,

12   BE IT RESOLVED BY THE LEGISLATURE OF ALABAMA, BOTH

13   HOUSES THEREOF CONCURRING, That we hereby express our support

14   for approval of the construction of the Alabama Toll Road

15   Project as follows:

16   1. This resolution shall be entitled "Support for

17   the Alabama Toll Road Project."

18   2. The Legislature urges the approval of the

19   purposes and activities of the corporation, particularly the

20   financing, construction, acquisition, and operation of the

21   project, including issuance of the bonds, subject to

22   subsequent approval of the bond documents and other conditions

23   and restrictions.

24   3. The Legislature suggests that if the project is

25   approved, bonds should be special obligations of the

30R56

1   corporation payable from revenues of the toll road, secured by

2   a mortgage on the corporation's interest in the project and an

3   assignment of the revenues to be derived from the operation

4   thereof, all as should be provided in accordance with the

5   terms of the indenture of mortgage and trust which should be

6   executed by and between the corporation and a trust company or

7   bank having trust powers.

8   4. The Legislature suggests that proceeds from the

9   sale of bonds should be used only for the specific corporate

10   purpose of providing funds for the financing of the cost of

11   the project and the payment of the expenses of developing the

12   project and issuing the bonds, and the corporation should not

13   make any profit by reason of any business or venture in which

14   it may engage or by reason of the acquisition of the project

15   and its subsequent operation, and no part of the net earnings

16   of the corporation, if any, should inure to the benefit of any

17   private person, firm, or corporation and should be retained by

18   the corporation for lawful corporate use.

19   5. The Legislature suggests that such a transaction

20   should contemplate and provide an arrangement whereby all of

21   the right, title, and interest of the corporation in and to

22   all the real and personal property constituting the project

23   would vest in the state upon retirement of the bonds.

24   6. The Legislature notes that the corporation has

25   requested the Legislature to state its intentions with respect

SJR56

1   to the project in order to induce the corporation to proceed

2   with such project and incur expenses for its initiation and

3   its financing. The Legislature recognizes that this plan of

4   financing the project and the state's acceptance of title to

5   the project upon retirement of the bonds should qualify the

6   bonds as tax-exempt governmental obligations for purposes of

7   the Internal Revenue Code of 1986 as amended, which would

8   result in a reduction of the interest expenses of the

9   corporation with respect to financing the project.

10   7. In order to induce the corporation to locate and

11   establish the project in the area of operation of the state

12   and incur expenses for the initiation of the project and its

13   financing, the Legislature hereby expresses support for

14   designating the corporation as the exclusive entity for the

15   accomplishment of the suggested purposes set forth herein and

16   urges the acceptance of title in the name of the State of

17   Alabama to the real and personal property constituting the

18   project upon retirement of any bonds issued if the receipts

19   from any such bonds sold would provide sufficient sums of

20   money to finance the cost of the complete acquisition and

21   construction of the project and that the money would be so

22   used.

23   8. The Legislature further states its intent that,

24   if the project is adopted, the Legislature should bear no part

25   of the cost of the project, or any expense of the operation of

SB58

1   the project, or of such financing; and the Legislature would

2   not incur any responsibility for paying the principal of or

3   interest on any such bonds proposal or operating or

4   maintaining the project.

SJR56

1

2

3

   President and Presiding Officer of the Senate

5

6 Speaker of the House of Representatives

7 SJR56

8 Senate 31-MAY-07

9 I hereby certify that the within Senate Joint Resolution
10 originated in and was adopted by the Senate.

11
12   McDowell Lee
13   Secretary
14

15 _____   ___

16

17 House of Representatives
18 Adopted: 07-JUN-07

19

    _____   ___

20

21 By: Senator Little (%)

APPROVED June 15, 2007

TIME 9:02 a.m.



GOVERNOR

Alabama Secretary Of State

Act Num....: 2007-506
Bill Num...: SJR-56

Page 6

Recv'd 06/15/07   02:17pmJJB

1 the State of Alabama and intends to provide for the

2 construction of a four-lane, limited access toll road from

3 U.S. Highway I-65 northerly for a distance of approximately 41

4 miles to the Tennessee River, and construction of a four-lane

5 toll bridge across the Tennessee River connecting roadways

6 within the City of Huntsville to Cullman County and points

7 South ("Project"); said Project constituting the first phase

8 of a roadway intended to access the Alabama coast; and

9   WHEREAS, the Corporation has further advised the

10 Legislature that it intends to organize and operate as a

11 non-profit corporation organized pursuant to Section 501(c)3

12 of the Internal Revenue Code in order to finance the cost of

13 acquisition and construction and equipping of the Project and

14 the Corporation deems it advisable to borrow money and to

15 issue its Alabama Toll Facilities, Inc., Revenue Bonds (the

16 "Bonds") and to mortgage and pledge as security for the Bonds,

17 the Corporation's interest in the property comprising the

18 Project and the revenues to be derived from the operation

19 thereof; and

20   WHEREAS, it is the intent of the Corporation and the

21 Legislature that the Project be financed by the Corporation

22 without the use or pledge of any State of Alabama funds or

23 federal funds; now therefore,

24   BE IT RESOLVED BY THE LEGISLATURE OF ALABAMA, BOTH

25 HOUSES THEREOF CONCURRING:

26   Section 1. This Resolution shall be entitled

27 "Construction of the Huntsville Toll Bridge and Highway

28 Project."

29   Section 2. The purposes and activities of the

30 Corporation, particularly the financing, construction,

31 acquisition and operation of the Project, including issuance

32 of the Bonds, subject to subsequent approval of the Bond

1 documents and other conditions and restrictions are approved

2 as set forth herein.

3   Section 3. The Bonds must be special obligations of

4 the Corporation payable from revenues of the Project, secured

5 by a mortgage on the Corporation's interest in the Project and

6 an assignment of the revenues to be derived from the operation

7 thereof, all as must be provided in accordance with the terms

8 of the Indenture of Mortgage and Trust which must be executed

9 by and between the Corporation and a trust company or bank

10 having trust powers.

11   Section 4. The proceeds from the sale of the Bonds

12 shall be used only for the specific corporate purpose of

13 providing funds for the financing of the cost of the Project

14 and the payment of the expenses of developing the Project and

15 issuing the Bonds, and the Corporation may not make and must

16 not make any profit by reason of any business or venture in

17 which it may engage or by reason of the acquisition of the

18 Project and its subsequent operation, and no part of the net

19 earnings of the Corporation, if any, will inure to the benefit

20 of any private person, firm or corporation and must be

21 retained by the Corporation for lawful corporate use.

22   Section 5. The transaction must contemplate and

23 provide an arrangement whereby all of the right, title and

24 interest of the Corporation in and to all the real and

25 personal property constituting the Project shall vest in the

26 State upon retirement of the Bonds.

27   Section 6. The Corporation has requested the

28 Legislature to state its intentions with respect to the

29 Project in order to induce them to proceed with such Project

30 and incur expenses for its initiation and its financing. The

31 Legislature recognizes that this plan of financing the Project

32 and the State's acceptance of title to the Project upon

1   retirement of the Bonds will qualify such Bonds as tax-exempt
2   governmental obligations for purposes of the Internal Revenue
3   Code of 1986 as amended, which will result in a reduction of
4   the interest expenses of the Corporation with respect to
5   financing the Project. The condition that the State, through
6   the Legislature of the State of Alabama, accept title to such
7   facilities, in accordance with the terms hereof, upon
8   retirement of the Bonds is an important factor under
9   consideration by the Corporation and their advisors in
10 determining the financing feasibility of the proposed Project,
11 said financial feasibility to first be determined before the
12 commencement of the Project.
13   Section 7. In order to induce the Corporation to
14 locate and establish the Project in the area of operation of
15 the State and incur expenses for the initiation of the Project
16 and its financing, the Legislature, in accordance herewith,
17 hereby authorizes and designates the Corporation as the
18 exclusive entity for the accomplishment of the purposes set
19 forth herein and consents to accept title in the name of the
20 State of Alabama to the real and personal property
21 constituting the Project upon retirement of the Bonds to be
22 issued by the Corporation to finance the cost of the
23 acquisition and construction of the Project, provided receipts
24 from the Bonds sold provide sufficient sums of money to
25 finance the cost of the complete acquisition and construction
26 of the Project and that the money is so used.
27   Section 8. Nothing herein contained shall be
28 construed to create any obligation, direct, indirect or
29 contingent, on the part of the Sponsor to pay any part of the
30 cost of the Project, or any expense of the operation of the
31 Project or of such financing, or to pay the principal of
32 and/or interest on any such proposed Bonds, or to operate and

maintain the Project either in the event of default or failure by the Corporation or at such time as the transfer of the Project to the Sponsor shall become absolute.

Section 9. This Resolution shall become effective immediately upon its adoption.

Adopted this ____ day of _____, 1993.

[Signature Blocks]

[Certification]

James S. Clark

Speaker of the House of Representatives

[signature]

President and Presiding Officer of the Senate

House of Representatives

I hereby certify that the within House Joint Resolution originated in and was adopted by the House May 4, 1993.

Greg Pappas
Clerk

Senate MAY 4 1993 Adopted

APPROVED 5-10-93 19

TIME 4:16 p.m.

[signature]
GOVERNOR

Alabama Secretary Of State

Act Num....: 93-399
Bill Num...: HJR-459

Recv'd 05/11/93 09:13am HMB

<u>SJR56</u>

By Senators Little (Z), Denton, Lindsey, Mitchem, Sanders, Barron, and Smitherman

<u>ENROLLED</u>, SJR56,

EXPRESSING SUPPORT FOR THE ALABAMA TOLL ROAD PROJECT.

WHEREAS, the Legislature of the State of Alabama (Legislature) recognizes the need to utilize additional financial resources to meet the needs of state highways, bridges, and transportation systems, including the use of toll and private financing to create new facilities or improve existing transportation facilities; and

WHEREAS, the Legislature is advised by representatives of Alabama Toll Facilities, Inc. (the corporation), that the corporation is organized and existing under and pursuant to the provisions of the laws of the State of Alabama and intends to provide for the construction (project) of a four-lane, limited access toll road (toll road) from the Orange Beach area to the Tennessee State Line, connecting roadways within the State of Alabama; and

WHEREAS, the corporation has further advised the Legislature that it is organized to operate as a nonprofit corporation pursuant to Section 501(c)3 of the Internal Revenue Code in order to finance the cost of acquisition and construction and equipping of the project and the corporation deems it advisable to borrow money and to issue its Alabama Toll Facilities, Inc., Revenue Bonds (bonds) and to mortgage and pledge as security for the bonds, the corporation's interest in the property comprising the project and the revenues to be derived from the operation of the toll road; and

WHEREAS, it is the intention of the Legislature that the project be financed by the corporation without the use or pledge of any State of Alabama funds or federal funds; now therefore,

BE IT RESOLVED BY THE LEGISLATURE OF ALABAMA, BOTH HOUSES THEREOF CONCURRING, That we hereby express our support for approval of the construction of the Alabama Toll Road Project as follows:

1. This resolution shall be entitled "Support for the Alabama Toll Road Project."

2. The Legislature urges the approval of the purposes and activities of the corporation, particularly the financing, construction, acquisition, and operation of the project, including issuance of the bonds, subject to subsequent approval of the bond documents and other conditions and restrictions.

3. The Legislature suggests that, if the project is approved, bonds should be special obligations of the corporation payable from revenues of the toll road, secured by a mortgage on the corporation's interest in the project and an assignment of the revenues to be derived from the operation thereof, all as should be provided in accordance with the terms of the indenture of mortgage and trust which should be executed by and between the corporation and a trust company or bank having trust powers.

4. The Legislature suggests that proceeds from the sale of bonds should be used only for the specific corporate purpose of providing funds for the financing of the cost of the project and the payment of the expenses of developing the project and issuing the bonds, and the corporation should not make any

profit by reason of any business or venture in which it may engage or by reason of the acquisition of the project and its subsequent operation, and no part of the net earnings of the corporation, if any, should inure to the benefit of any private person, firm, or corporation and should be retained by the corporation for lawful corporate use.

5. The Legislature suggests that such a transaction should contemplate and provide an arrangement whereby all of the right, title, and interest of the corporation in and to all the real and personal property constituting the project would vest in the state upon retirement of the bonds.

6. The Legislature notes that the corporation has requested the Legislature to state its intentions with respect to the project in order to induce the corporation to proceed with such project and incur expenses for its initiation and its financing. The Legislature recognizes that this plan of financing the project and the state's acceptance of title to the project upon retirement of the bonds should qualify the bonds as tax-exempt governmental obligations for purposes of the Internal Revenue Code of 1986 as amended, which would result in a reduction of the interest expenses of the corporation with respect to financing the project.

7. In order to induce the corporation to locate and establish the project in the area of operation of the state and incur expenses for the initiation of the project and its financing, the Legislature hereby expresses support for designating the corporation as the exclusive entity for the accomplishment of the suggested purposes set forth herein and urges the acceptance of title in the name of the State of Alabama to the real and personal property constituting the project upon retirement of any bonds issued if the receipts from any such bonds sold would provide sufficient sums of money to finance the cost of the complete acquisition and construction of the project and that the money would be so used.

8. The Legislature further states its intent that, if the project is adopted, the Legislature should bear no part of the cost of the project, or any expense of the operation of the project, or of such financing; and the Legislature would not incur any responsibility for paying the principal of or interest on any such bonds proposal or operating or maintaining the project.

Resolutions, Legislative

Highways, Roads, and Bridges

Toll Roads and Bridges

ACT No. 2007- 506

1   SJR56

2   87675 2

3   By Senators Little (2), Denton, Lindsey, Mitchom, Sanders,

4   Barron, and Smitherman

5   RFD: Rules

6   First Read: 11-APR-07



SJR56

1   SJR56

2

3

4   ENROLLED, SJR56,

5   EXPRESSING SUPPORT FOR THE ALABAMA TOLL ROAD

6   PROJECT.

7

8   WHEREAS, the Legislature of the State of Alabama

9   (Legislature) recognizes the need to utilize additional

10   financial resources to meet the needs of state highways,

11   bridges, and transportation systems, including the use of toll

12   and private financing to create new facilities or improve

13   existing transportation facilities; and

14   WHEREAS, the Legislature is advised by

15   representatives of Alabama Toll Facilities, Inc. (the

16   corporation), that the corporation is organized and existing

17   under and pursuant to the provisions of the laws of the State

18   of Alabama and intends to provide for the construction

19   (project) of a four-lane, limited access toll road (toll road)

20   from the Orange Beach area to the Tennessee State Line,

21   connecting roadways within the State of Alabama; and

22   WHEREAS, the corporation has further advised the

23   Legislature that it is organized to operate as a nonprofit

24   corporation pursuant to Section 501(c)3 of the Internal

25   Revenue Code in order to finance the cost of acquisition and